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EXHIBIT 10(t)





PERSONAL & CONFIDENTIAL
-----------------------

March 12, 1995


Mr. Richard H. Irving III
201 Maison Court
Elmhurst, Illinois  60126

Dear Dick:

On behalf of Red and other Senior Management of Blount, Inc., we were delighted to have you and Kitty in Montgomery this weekend. Obviously, our evaluation of you and your skills and experience in relation to our company leads us to believe that you could and would make a significant contribution to our efforts. We have an exciting future planned for Blount and we all want you to be a part of it.

Confirming our conversations with you, I would like to summarize the specifics of our employment offer. These items would be formalized in an employment contract once we reach agreement on the following:

         1. You would be elected Senior Vice President and General Counsel of Blount, Inc. This position reports to me as President and Chief Executive Officer of the company. Your responsibilities, duties and authority have been discussed in general and are detailed in the Senior Vice President and General Counsel position description furnished earlier. Hopefully, you can assume these duties devoting your full time to the affairs of the company as soon as possible but no later than May 15, 1995. Appropriate officers' insurance is provided to this position as well as all other officers of the company.

         2. Your initial base salary will be $245,000 per year paid semi-monthly. We normally review salaries every twelve calendar months with raises being effective the first quarter of each operating year.  You will participate in our
                 Management Incentive Bonus Program; your annual target bonus will be 45% of your base salary. The target bonus will be subject to decreases or increases up to 200% of target
                 (maximum bonus) depending upon the attainment of specific corporate and individual key base objectives. For FY '96 you would have a guaranteed bonus of not less than $100,000.
                 Maximum bonuses have been earned at Blount, Inc. in FY '94 and FY '95. Our bonuses are normally paid in April. Specific key base objectives for you will be developed and
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                 established; corporate objectives are generally in concert with our strategic plan. We will establish your individual objectives soon after you begin your employment.

         3. You will be provided options for 20,000 shares of Blount "A" stock which will vest in equal $100,000 increments as allowed by the IRS. These shares will be awarded under our Incentive Stock Option Plan (copy attached) and will be granted soon after the commencement of your employment. The option price will be the average of the high and low price of Blount "A" stock on the date the options are granted.

         4. You will participate in all of the company's standard benefit programs. These provide first-day coverage for medical, life, dental and vision insurance. The one-year waiting period for our Long Term Disability Program will be waived in your instance. Our group term life insurance coverage is equal to 2 times base salary plus an equal amount for accidental death. In addition, we carry a $250,000 accidental death benefit for each employee traveling on company business. A Summary Plan Description booklet was given to you by Joe McInnes during your last visit which further details these plans and programs. Various cost sharing arrangements were included in this material. You and your family, along with other selected senior managers, will participate in our Exec-U-Care supplemental health reimbursement program. This program reimburses you for all expenses not covered under our group medical, dental and vision plan. This also carries a $250,000 Accidental Death and Dismemberment policy. Participation in our 401(k) Plan and Retirement Plan will be upon meeting the eligibility requirements in each instance. Our 401(k) Plan currently matches 100% of the first 2% of employees' contribution, 50% of the next 2%, and 25% of the next 2%, all subject to IRS rules.

         5. You will be offered participation in our Executive Life Insurance Program. While you are actively employed the plan provides a death benefit of $250,000 payable to your designated beneficiary. This is in addition to our group term insurance coverage listed above. The Executive Insurance would be paid up at age 65 and given to you as paid up insurance upon your retirement from Blount on or after age 65. Our group term insurance decreases to a maximum $10,000 at retirement. This Executive program is designed to offset some of the loss of group term life insurance at retirement.

         6. We will provide you an automobile under our standard policy such as a Buick Park Avenue, Oldsmobile 98, Chrysler New Yorker or Lincoln Continental. We normally provide a new automobile each 40 months of 70,000 miles, whichever occurs first. All fuel, maintenance, etc., is provided consistent with our policy.

         7. We will provide membership including initiation fees, dues reimbursement and any assessment in the Montgomery Country
                 Club or Wynlakes Country Club (your choice) and the Capital City Club (a luncheon club) for you and
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                 your family.  The country club membership may take time due to a waiting list; however, we will work to circumvent the lengthy waiting period in regard to your membership.

         8. We will provide a furnished townhouse or apartment for your use for three months or until you are permanently relocated in Montgomery, whichever occurs first. Also included will be reasonable and customary living expenses during this three month period. We will provide an interest-free bridge loan for a six month period for the acquisition of a home in Montgomery, if necessary. In anticipation of miscellaneous moving expenses not otherwise covered, we would provide a payment of one months compensation to take care of these incidentals. This will be paid in conjunction with the arrival of your household goods in Montgomery. Blount will pay for the packing, moving and unpacking of your household goods from Chicago to Montgomery. Reasonable and customary expenses for house hunting trips and returns to Chicago during your transition period will be provided. Nondeductible relocation expenses as well as points you are required to pay on a home mortgage in Montgomery will be reimbursed and grossed-up for tax consequences.

         9. Your agreement will be on an annual basis and shall be extended one day for each day worked until you attain age 64. The agreement may be terminated by either party upon 30 days written notice. If your employment is terminated by Blount during your first twelve months of employment for any reason except for cause (as defined below), Blount will continue to pay your base salary for 6 months after such termination offset by any salary earned in subsequent employment during the 6 month payment period. If termination, except for cause, occurs after your first anniversary date but before your second anniversary date, Blount will pay you 12 months severance pay. After your second anniversary date, your severance, as above, would be for 18 months. During any severance period you would be provided office space, secretarial assistance and related expenses if necessary. Termination for cause would include, but would not be limited to, the following conduct:

                 (1) Any act that is materially contrary to the best interests of the company or its affiliated entities including fraud, conviction of a felony or gross malfeasance.

                 (2) Willful and continued failure by you to devote your full business time and efforts to the business affairs of the company, except that you may serve as a director of other corporations if such service involves no conflict of interest, is within reasonable time commitments, and permission to do so is obtained from the President and Chief Executive Officer of Blount, Inc.

         10. In addition to the consideration above, we will provide for an annual physical examination and a consultant for personal financial and tax planning. A
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                 separate agreement covering confidentiality and disclosure matters will need to be signed as you begin employment.

         11. This entire offer is contingent on completion of a physical examination.

Dick, we believe that you and your family will find Montgomery to be a very fine environment in which to live and work. We all look forward to your coming on both a personal and professional basis. This letter outlines our offer which we believe is an outstanding compensation package. If you agree with the items as outlined above, please sign one of the copies and return to me at your earliest convenience. This offer will remain valid until the earlier of your acceptance or March 15, 1995. Upon your acceptance of this letter of understanding, we will formalize our agreement in our standard employment contract which covers change of control and other matters.

We look forward to having you and Kitty with us.

                                        Sincerely,


                                        /s/ JOHN M. PANETTIERE